SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

VISTA GOLD CORP.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

927926 10 5

(CUSIP Number)

Andrew F.B. Milligan

President, Stockscape.com Technologies Inc.

300 - 570 Granville Street

Vancouver, British Columbia, Canada V6C 3P1

Tel.: 604-687-0619

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 26, 2002

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 927926 10 5 Page 2 of 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON Stockscape.com Technologies Inc. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 40,000,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 40,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
TYPE OF REPORTING PERSON CO

CUSIP No. 927926 10 5 Page 3 of 8

SCHEDULE 13D

The Statement on Schedule 13D, dated April 22, 2002 (the "Original Statement"), initially filed by the undersigned, Stockscape.com Technologies Inc. (the "Reporting Person"), is hereby amended by this Amendment No. 1, dated May 6, 2002, to reflect certain changes in the information previously filed by the Reporting Person relating to the outstanding Common Shares, of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Original Statement.

Item 1. Security and Issuer

Class of Securities: Common Shares without par value (the "Common Shares")

Name of Issuer: VISTA GOLD CORP.

Address of Issuer: 7961 Shaffer Parkway, Suite 5

Littleton, Colorado 80127

Tel.: 720-981-1185 Fax: 720-981-1186

Item 2. Identity and Background

(a) Names

This Statement is filed by the Reporting Person, as the direct beneficial owner of Common Shares and share purchase warrants, as described in Item 5(c) hereof.

The executive officers and Directors of the Reporting Person are: Andrew F.B. Milligan, President, Chief Executive Officer and a Director; John J. Brown, Chief Financial Officer, Corporate Secretary and a Director; A. Murray Sinclair, a Director; and Sargent H. Berner, a Director.

Arthur Richards Rule, owns 37% of the issued and outstanding shares of the Reporting Person. There are no holders of five percent or more of the outstanding capital stock of the Reporting Person other than Mr. Rule. Accordingly, Mr. Rule may be deemed to control the Reporting Person.

Information as to Messrs., Milligan, Brown, Sinclair, Berner and Rule, is provided in addition to that for the Reporting Person in Items 2 through 6 of this Statement.

NOTE: For purposes of this Statement, the term "Shares" includes Common Shares owned as well as those issuable on exercise of the share purchase warrants, and (as set forth in Item 5(c) below) on conversion of the Debentures and on exercise of the Debenture Warrants.

CUSIP No. 927926 10 5 Page 4 of 8

SCHEDULE 13D

(b) Residence or business addresses:

The address of the principal executive offices of the Reporting Person, and the principal business address of Mr. Milligan, is 300  570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

The principal business address of Mr. Brown is 410 - 325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7.

The principal business address of Mr. Sinclair is c/o Quest Ventures Ltd., 300  570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1.

The principal business address of Mr. Berner is 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5.

(c) Principal businesses or occupations:

The Reporting Person is a merchant bank.

Mr. Milligan is President of the Reporting Person.

Mr. Brown is President of Pacific Opportunity Company Ltd., a financial consulting and merchant banking firm.

Mr. Sinclair is a partner both of Quest Management Corp. (a private management company) and of Quest Ventures Ltd. (a private merchant banking company).

Mr. Berner is an attorney. He is a partner of DuMoulin Black, a law firm in Vancouver, British Columbia, Canada.

(d) Not applicable to the Reporting Person, or to Messrs. Milligan, Brown, Sinclair, Berner or Rule.

(e) Not applicable to the Reporting Person, or to Messrs. Milligan, Brown, Sinclair, Berner or Rule.

(f) Jurisdictions of Organization/Citizenship:

The Reporting Person is a British Columbia corporation. Messrs. Milligan, Brown, Sinclair and Berner are all citizens of Canada.

Mr. Rule is a citizen of the U.S.A.

CUSIP No. 927926 10 5 Page 5 of 8

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Person to acquire the Units of the Issuer reported in Item 5(c) was $1,026,000. These funds were provided by the Reporting Person's working capital on hand and no funds were borrowed for such purpose.

Item 4. Purpose of Transaction

The Reporting Person acquired its securities of the Issuer solely for investment purposes. Neither the Reporting Person nor any of Messrs. Milligan, Brown, Sinclair, Berner or Rule has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

NOTE: The percentage ownership calculations in this Amendment No. 1 are based on 116,640,965 Common Shares of the Issuer outstanding at April 30, 2002.

(a) The Reporting Person is the direct beneficial owner of 40,000,000 Shares (including 20,000,000 immediately exercisable share purchase warrants), or approximately 29.3% of the Issuer's outstanding Common Shares.

By virtue of the relationship described in Item 2 of this Statement, Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by the Reporting Person.

By virtue of the relationships described under Item 2 of the amended Statement on Schedule 13D filed by Mr. Rule, et al., as of May 6, 2002, and subject to the disclaimer set forth in such amended Statement, Mr. Rule may also be deemed to share indirect ownership of: (i) the Shares directly beneficially owned by Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital"), as set forth in the Statement on Schedule 13D filed by Exploration Capital et al., as of May 6, 2002; and (ii) the 11,851,850 Shares directly beneficially owned by Global Resource Investments Ltd. ("Global Resource"), as set forth in the Statement on Schedule 13G filed by Global Resource et al., as of May 6, 2002. These represent an aggregate indirect beneficial ownership of 51.6% of the Issuer's outstanding Common Shares.

Mr. Milligan is the direct beneficial owner of $62,000 principal amount of Debentures (as defined in Item 5(c) below), representing an aggregate beneficial ownership of 2,417,154 Shares, or 2% of the Issuer's outstanding Common Shares, assuming conversion of all of his Debentures into Debenture Units, and exercise of all of his Debenture Warrants.

Quest Ventures Ltd., of which Mr. Sinclair is a partner, is the owner of $300,000 principal amount of Debentures, representing an aggregate beneficial ownership of 11,695,906 Shares, or 9.1% of the Issuer's outstanding Common Shares, assuming conversion of all of its Debentures into Debenture Units, and exercise of all of its Debenture Warrants.

(b) The Reporting Person has the direct power to vote and direct the disposition of the Shares held by it.

By virtue of the relationship described in Item 2, Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Reporting Person.

CUSIP No. 927926 10 5 Page 6 of 8

By virtue of the relationships referred to in Item 5(a) above, Mr. Rule may also be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital and Global Resource.

Mr. Milligan has the direct power to vote and direct the disposition of the Shares held by him.

(c) The only transactions effected by the Reporting Person or its officers and directors in the Issuer's reported securities during the sixty days preceding this filing are as follows:

On February 1, 2002, in a private transaction (the "Unit Offering"), the Reporting Person subscribed for 20,000,000 units (the "Units") of the Issuer, at a price of $0.0513 per Unit, for an aggregate purchase price of $1,026,000. Each Unit consists of one Common Share and one share purchase warrant exercisable, subject to approval of the shareholders of the Issuer, for one additional Common Share of the Issuer at $0.075 until February 1, 2007. Beneficial ownership as to the Common Share component of the Units was reported as of April 23, 2002. Issuance of shares upon warrant exercise was subject to shareholder approval, which occurred at the Issuer's Annual and Special General Meeting on April 26, 2002. Accordingly, acquisition of the warrant component of the Units is being reported as of April 26, 2002.

On March 19, 2002, as part of a private transaction (the "Debenture Offering"), the Issuer issued $2,774,000 aggregate principal amount of convertible debentures (the "Debentures"), of which $62,000 was issued to Mr. Milligan and $300,000 was issued to Quest Ventures Ltd. The Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 per Debenture Unit, each consisting of Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share. Beneficial ownership was not reported at the issuance date as to any security issued in the Debenture Offering because issuances of shares upon conversion of Debentures, and exercise of the warrants receivable as components of the Debenture Units, were all subject to shareholder approval, which occurred at the Issuer's Annual and Special General Meeting on April 26, 2002. Accordingly, acquisition of the Debentures is being reported as of April 26, 2002.

(d) The Reporting Person has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by it.

Mr. Milligan has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by him.

Quest Ventures Ltd. has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by it.

CUSIP No. 927926 10 5 Page 7 of 8

(e) Not applicable to the Reporting Person, or to Messrs. Milligan, Brown, Sinclair, Berner or Rule.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Consequent to the purchase of Common Shares by the Reporting Person, the Board of Directors of the Issuer was increased to five members and the Reporting Person was entitled to appoint a Director to the Board and so appointed Mr. Sinclair as a Director.

The terms of the share purchase warrants (which are the same as the Debenture Warrants) and Debentures are set forth in the forms of share purchase warrant and Debenture filed herewith as Exhibits 1 and 2, respectively.

Item 7. Material to be Filed as Exhibits

EXHIBIT 1 Form of Share Purchase Warrant

EXHIBIT 2 Form of Debenture

DISCLAIMER OF BENEFICIAL OWNERSHIP

Not applicable

CUSIP No. 927926 10 5 Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 7, 2002 Stockscape.com Technologies Inc.

By: /s/ Andrew F.B. Milligan

Andrew F.B. Milligan, President

EXHIBIT 1

FORM OF SHARE PURCHASE WARRANT

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE JULY 16, 2002.

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW. NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED OR DISPOSED OF WITHOUT (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE UNITED STATES STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION, (B) RECEIPT BY THE CORPORATION OF AN ACCEPTABLE LEGAL OPINION STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, OR (C) THE CORPORATION OTHERWISE SATISFYING ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION. NEITHER THE OFFERING OF SUCH SECURITIES NOR ANY RELATED MATERIALS HAVE BEEN REVIEWED OR APPROVED BY ANY U.S. FEDERAL OR STATE REGULATORY AUTHORITY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE RIGHT TO PURCHASE COMMON SHARES UNDER THIS WARRANT CERTIFICATE EXPIRES AT 4:30 P.M. (VANCOUVER TIME) ON MARCH 14, 2007

SHARE PURCHASE WARRANTS

TO PURCHASE COMMON SHARES OF

VISTA GOLD CORP.

THIS IS TO CERTIFY THAT, for value received

[Insert name and address of holder]

(the "Holder") is the holder of common share purchase warrants (the "Warrants") of Vista Gold Corp. (the "Corporation"). Subject to adjustment as provided for herein, each Warrant entitles the holder thereof to purchase from the Corporation, upon and subject to the terms and conditions set forth herein, one Common Share in the capital of the Corporation (the "Shares") at the price of US$0.075 at any time until 4:30 p.m. (Vancouver time) (the "Expiry Time") on March 14, 2007 (the "Expiry Date").

ARTICLE 1

TERMS AND CONDITIONS

1.1 Exercise Price

Subject to adjustment thereof in the events and in the manner set forth below, the price (the "Exercise Price") payable for each Share upon the exercise of each Warrant shall be US$0.075 in lawful money of the United States of America at any time prior to the Expiry Time on the Expiry Date.

1.2 Method of Exercise

The right to purchase Shares of the Corporation may only be exercised by the Holder by:

(a) duly completing and executing the attached subscription form in the manner indicated; and

(b) surrendering this warrant certificate and the duly completed and executed subscription form to the Corporation at its principal office in Littleton, Colorado, together with payment of the purchase price for the Shares of the Corporation subscribed for (as calculated by multiplying the Exercise Price by the total number of Shares subscribed for) in the form of cash, a bank draft or a certified cheque payable to or to the order of the Corporation.

1.3 Issuance of Share Certificates

Upon surrender of this warrant certificate, delivery of a duly completed and executed subscription form and payment of the Shares subscribed for, the Corporation will issue to the Holder the number of Shares subscribed for and will, within the next three business days mail to the Holder a certificate evidencing such Shares, together with cash, as provided in section 3.8, in respect of any fraction of a share otherwise issuable upon such surrender. To the extent permitted by applicable law, such share certificate shall be deemed to have been issued and the Holder shall be deemed to have become a holder of record of such Shares as of the date of exercise of the Warrants.

1.4 Issuance of Warrant Certificates for Unexercised Warrants

If the Holder subscribes for a lesser number of Shares than the aggregate number of Shares issuable upon exercise of the Warrants the Corporation will forthwith cause to be delivered to the Holder a new warrant certificate in respect of the balance of the Warrants.

ARTICLE 2
RESERVATION AND ISSUANCE OF SHARES

2.1 Reservation of Shares to be Issued

The Corporation has reserved out of its authorized and unissued Shares, and will at all times until the Expiry Time on the Expiry Date have authorized and reserved for issuance, a sufficient number of Shares to provide for the exercise of all of the Warrants.

2.2 Characteristics of Shares to be Issued

All Shares issuable upon exercise of the Warrants will, at the time of issuance thereof, be duly authorized and validly allotted and issued as fully paid and non-assessable shares in the capital of the Corporation, free and clear of any and all liens, claims, security interests, pledges, encumbrances, equities and charges.

ARTICLE 3
ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE

3.1 Adjustment of Subscription Rights

If at any time after the date hereof and prior to the Expiry Time on the Expiry Date, there is a capital reorganization of the Corporation or a change in respect of or affecting the Shares not otherwise provided for in this Article 3 or a consolidation, merger or amalgamation of the Corporation with or into another body corporate (any such event being called a "Capital Reorganization"), the Holder will be entitled to receive, upon the exercise of the right to purchase Shares hereunder at any time after the record date for such Capital Reorganization, in lieu of the number of Shares to which it was entitled upon exercise, the aggregate number of shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization that the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the record date, the Holder had been the registered holder of the number of Shares to which it was entitled upon exercise, and such shares or other securities shall be subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Article 3; provided, however, that no such Capital Reorganization will be carried into effect unless all necessary steps have been taken so that the Holder will thereafter be entitled to receive such number of shares or other securities of the Corporation or of the body corporate resulting from the Capital Reorganization.

3.2 If at any time after the date hereof and prior to the Expiry Time on the Expiry Date, any adjustment in the Exercise Price shall occur as a result of:

(a) an event referred to in paragraph 3.3(a);

(b) the fixing by the Corporation of a record date for an event referred to in paragraph 3.3(b); or

(c) the fixing by the Corporation of a record date for an event referred to in paragraph 3.3(c) if such event constitutes the issue or distribution to the holders of all or substantially all of its outstanding Shares of (i) Equity Shares, (ii) securities exchangeable for or convertible into Equity Shares at any exchange or conversion price per Equity Share less than the Current Market Price on such record date, or (iii) rights, options or warrants to acquire Equity Shares at an exercise, exchange or conversion price per Share less than the Current Market Price on such record date, then the number of Shares issuable upon the subsequent exercise of the Warrants shall be adjusted simultaneously with the adjustment to the Exercise Price by multiplying the number of Shares issuable upon the exercise of the Warrants immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the Exercise Price.

3.3 Adjustment of Exercise Price

The Exercise Price in effect at any date shall be subject to adjustment from time to time as follows:

(a) If and whenever at any time after the date hereof and prior to the Expiry Time on the Expiry Date, the Corporation:

(i) subdivides its outstanding Shares into a greater number of shares;

(ii) consolidates its outstanding Shares into a smaller number of shares; or

(iii) issues Shares to the holders of all or substantially all of its outstanding Shares by way of a stock dividend or other distribution other than a dividend paid in the ordinary course;

(any of such events being called a "Share Reorganization"), the Exercise Price will be adjusted effective immediately after the record date of the Share Reorganization at which the holders of Shares are determined for the purpose of the Share Reorganization by multiplying the Exercise Price in effect immediately prior to the record date by a fraction of which:

A. the denominator shall be the number of Shares outstanding immediately after giving effect to the Share Reorganization; and

B. the numerator shall be the number of Shares outstanding on such record date before giving effect to the Share Reorganization.

(b) If and when at any time after the date hereof and prior to the Expiry Time on the Expiry Date, the Corporation fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Shares under which such holders are entitled, during a period expiring not more than 45 days after the date of issue of such rights, options or warrants (the "Rights Period"), to subscribe for or purchase Shares at a price per share, or securities convertible into Shares at a conversion price per share during the Rights Period to the holder, of less than 95% of the Current Market Price of the Shares on the record date for the issue of such rights, options or warrants (any of such events being called a "Rights Offering"), the Exercise Price will be adjusted effective immediately after the end of the Rights Period by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction of which:

(i) the denominator shall be the number of Shares outstanding, or the number of Shares which would be outstanding if all such securities convertible into Shares were converted into Shares during the Rights Period, in both cases after giving effect to the Rights Offering and including the number of Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii) the numerator shall be the aggregate of:

A. the number of Shares outstanding as of the record date for the Rights Offering; and

B. a number determined by dividing (1) either (a) the product of the number of Shares issued or subscribed for during the Rights Period upon the exercise of the rights, options or warrants under the Rights Offering and the price at which such Shares are offered or, as the case may be, (b) the product of the conversion price of such securities convertible into Shares and the number of Shares for or into which the securities so offered pursuant to the Rights Offering could have been converted during the Rights Period, by (2) the Current Market Price of the Shares as of the record date for the Rights Offering.

Any Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of any such computation.

If the Holder has exercised the right to purchase Shares in accordance with the provisions of this warrant certificate during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for that Rights Offering then, in addition to the Shares to which the Holder is otherwise entitled upon such exercise in accordance with this warrant certificate, the Holder will be entitled to that number of additional Shares which, when added to the number of Shares to which the Holder is entitled upon such exercise in accordance with this warrant certificate, equals the number of Shares to which the Holder would have been entitled upon exercise in accordance with this warrant certificate if the Holder had exercised the right to purchase after the adjustment of the Exercise Price effective immediately after the end of the Rights Period; provided, however, that the provisions of paragraph 3.8 will be applicable to any fractional interest in a Share to which the Holder might otherwise be entitled. Such additional Shares shall be deemed to have been issued to the Holder immediately following the end of the Rights Period.

(c) If and when at any time after the date hereof and prior to the Expiry Time on the Expiry Date, the Corporation fixes a record date for the issue or distribution to the holders of all or substantially all of its outstanding Shares of:

(i) shares of any class;

(ii) evidences of its indebtedness;

(iii) assets or property; or

(iv) rights, options or warrants to subscribe for or purchase any of the foregoing (other than rights, options or warrants to purchase Shares exercisable within 45 days of the record date at a price per Share equal to or greater than 95% of the then Current Market Price);

and if such issue or distribution does not constitute a Share Reorganization, a Rights Offering or a dividend paid in the ordinary course (any of such events described in subparagraphs 3.3(c)(i) through 3.3(c)(iv) being called a "Special Distribution"), the Exercise Price will be adjusted immediately after the record date at which the holders of Shares are determined for the purpose of the Special Distribution by multiplying the Exercise Price in effect on such record date by a fraction of which:

A. the denominator shall be the product obtained when the number of Shares outstanding on the record date is multiplied by the Current Market Price of the Shares on such date; and

B. the numerator shall be the difference obtained when (1) the amount by which the aggregate fair market value at the time of distribution thereof (as determined by the board of directors on the basis of generally accepted accounting principles) of the shares, rights, options, warrants, evidences of indebtedness or assets or property, as the case may be, distributed in the Special Distribution exceeds the fair market value (as determined by the board of directors on the basis of generally accepted accounting principles) of the consideration, if any, received therefor by the Corporation, is subtracted from (2) the product obtained when the number of Shares outstanding on the record date is multiplied by the Current Market Price of the Shares on such date;

however, no such adjustment shall be made if the result of such adjustment would be to increase the Exercise Price in effect immediately before such record date. Any Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that such distribution is not so made, the Exercise Price will be readjusted effective immediately to the Exercise Price that would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets or property actually distributed.

3.4 Adjustment of Subscription Rights in Certain Circumstances

In the case of any reclassification of, or other change in, the outstanding Shares other than a Share Reorganization a Capital Reorganization or a Special Distribution, the subscription rights provided herein shall be adjusted immediately after the record date for such reclassification or other change so that the Holder shall be entitled to receive, upon the exercise of such rights at any time after the record date of such reclassification or other change, such shares as it would have received had the Warrants been exercised in full immediately prior to such record date, such shares to be subject to adjustment thereafter in accordance with provisions the same, as nearly may be possible, as those contained in this Article 3.

3.5 Rules for Adjustment of Subscription Rights and Exercise Price

For the purpose of this Article 3:

(a) The adjustments provided for in this Article 3 are cumulative and will be made successively whenever an event referred to in a particular provision of this Article 3 occurs, subject to the following provisions of this section 3.5.

(b) No adjustment to the Exercise Price will be made in respect of any event described in section 3.3, other than the events referred to in subparagraphs 3.3(a)(i) and 3.3(b)(i), if the Holder is entitled to participate in such event on the same terms as though and to the same effect as if it had exercised the Warrants in full prior to or on the effective date or record date of such event (any such participation being subject to the prior consent of The Toronto Stock Exchange).

(c) No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price and no adjustment will be made in the number of Shares issuable on exercise of the Warrants unless it would result in a change of at least one-hundredth of a share; provided, however, that any adjustments which by reason of this paragraph 3.5(c) are not required to be made will be carried forward and taken into account in any subsequent adjustment.

(d) If the Corporation sets a record date to determine the holders of the Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action legally abandons its plan to pay to deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price or the number of Shares issuable upon the exercise of the Warrants will be required by reason of the setting of such record date.

(e) If any question at any time arises with respect to the Exercise Price or the number of Shares issuable upon exercise of the Warrants or with respect to the amount of any cash payment to be made in lieu of issuing a fractional share, such question will be conclusively determined by the auditors of the Corporation and will be binding.

(f) In the absence of a resolution of the board of directors fixing a record date for a Share Reorganization, Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as the record date thereof the date on which the Share Reorganization, Special Distribution or Rights Offering is effected.

3.6 Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment pursuant to sections 3.1, 3.2, 3.3 or 3.4, the Corporation shall take all actions which may, in the opinion of a solicitor acceptable to the Holder, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable all the Shares which the Holder is entitled to receive on the full exercise hereof in accordance with the provisions hereof.

3.7 Notice of Adjustment of Exercise Price and Subscription Rights

At least 21 days prior to the effective date or record date, as the case may be, of any event which requires or might require an adjustment in the Exercise Price or the number of Shares issuable upon the exercise of the Warrants, the Corporation shall give written notice to the Holder specifying the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment. In case any adjustment for which such a notice has been given is not then determinable, the Corporation shall forthwith after such adjustment is determinable give written notice to the Holder evidencing a computation of such adjustment.

3.8 Fractional Share Interests

The Corporation shall not be required to issue fractional Shares upon any exercise of the Warrants. If any fractional interest in a Share would, except for the provisions of this section 3.8, be deliverable upon the exercise of the Warrants, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Holder an amount equal to the Current Market Price of the Shares on the date of exercise of the Warrants multiplied by such fractional interest.

3.9 Definitions

In this Article 3:

(a) "board of directors" means the board of directors of the Corporation;

(b) "Shares" means the Common Shares without par value in the capital of the Corporation and if there is a change in respect of or affecting the Shares referred to in sections 3.1, 3.2, 3.3 or 3.4, then "Shares" shall mean the shares or other securities or property issuable or receivable on the exercise of the Warrants as a result of any such change;

(c) "Current Market Price" of the Shares at any date means the weighted average trading price of the Shares on any stock exchange in Canada or the United States on which the Shares are listed and posted for trading as may be selected for that purpose by the board of directors, during the ten most recent trading days ending on a date not earlier than the fifth trading day before that date or, if the Shares are not listed and posted for trading on any stock exchange, the Current Market Price as determined by the board of directors in accordance with generally accepted accounting principles;

(d) "dividend paid in the ordinary course" means a dividend paid on the Shares in any financial year of the Corporation, whether in (1) cash, (2) securities of the Corporation, including rights, options or warrants (but excluding rights, options or warrants referred to in paragraph 3.3(b) and rights, options or warrants referred to in parentheses in subparagraph 3.3(c)(iv) to purchase any securities of the Corporation or property or other assets of the Corporation or (3) property or other assets of the Corporation, to the extent that the amount or value of such dividend together with the amount or value of all other dividends theretofore paid during such financial year (any such securities, property or other assets so distributed to be valued at the fair market value of such securities, property or other assets, as the case may be, as determined by the board of directors based on generally accepted accounting principles) does not exceed the greater of:

(i) of the aggregate amount of dividends paid by the Corporation on the Shares in the period of 12 consecutive months ended immediately prior to the first day of such financial year; or

(ii) of the consolidated net income of the Corporation before extraordinary items for (but after dividends payable on all shares ranking prior to or on a parity with the payment of dividends with the Shares in respect of) the period of 12 consecutive months ended immediately prior to the first day of such financial year (such consolidated net income, extraordinary items and dividends to be shown in the audited consolidated financial statements of the Corporation for such period of 12 consecutive months or if there are no audited consolidated financial statements for such period, computed in accordance with generally accepted accounting principles, consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Corporation;

(e) "Equity Shares" means the Shares and any shares of any other class or series of the Corporation which may from time to time be authorized for issue if by their terms such shares confer on the holders thereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation beyond a fixed sum or a fixed sum plus accrued dividends; and

(f) "trading day" with respect to any stock exchange means a day on which that exchange is open for business and on which at least one board lot of the Shares of the Corporation is traded.

ARTICLE 4
NO RIGHTS AS SHAREHOLDERS

4.1 Nothing contained herein shall be construed as conferring upon the Holder, by reason only of holding the Warrants, any rights as a shareholder of the Corporation.

ARTICLE 5
TAXES

5.1 The Corporation shall pay all expenses, charges and documentary stamp or issue taxes, if any, attributable to the issuance of Shares upon the exercise of the Warrants.

ARTICLE 6
REPLACEMENT CERTIFICATES

6.1 In case this or any other certificate representing the Warrants shall be mutilated, lost, stolen or destroyed, the Corporation shall issue and deliver in exchange and substitution for and upon cancellation of the mutilated certificate, or in lieu of and substitution for the certificate lost, stolen or destroyed, a new certificate of like tenor and representing the same number of the Warrants as such mutilated, lost, stolen or destroyed certificate, upon receipt of evidence reasonably satisfactory to the Corporation of such loss, theft or destruction of such certificate and an indemnity or bond, if requested, reasonably satisfactory to the Corporation.

ARTICLE 7
GENERAL PROVISIONS

7.1 The terms hereof shall be governed by and construed in accordance with the laws of the Province of British Columbia.

7.2 All of the covenants and provisions hereof by or for the benefit of the Corporation or the Holder shall bind and inure to the benefit of their respective successors.

7.3 Time shall be of the essence hereof.

IN WITNESS WHEREOF Vista Gold Corp. has caused this warrant certificate to be signed by its duly authorized officer as of the ____ day of __________________, 200__.

VISTA GOLD CORP.

By:

Authorized Signatory

SUBSCRIPTION FORM

TO: Vista Gold Corp. (the "Corporation")

Suite 5, 7961 Shaffer Parkway

Littleton, Colorado

U.S.A. 80127

The undersigned holder of the attached Warrant Certificate hereby exercises _______ Warrants and thereby subscribes for _______________ Common Shares of the Corporation (the "Shares") on the terms specified in the Warrant Certificate and encloses herewith, cash or a certified cheque or bank draft payable to the Corporation in payment of the subscription price for such shares.

Please issue and deliver certificate(s) representing the Shares subscribed for as follows:

Address(es) Number

Name(s) in Full (include Postal Code) of Shares

and to mail such certificates to:

(name)

(address)

DATED this _______ day of ______________________, 20______.

___________________________________________

(Name of Holder - please print)

Signature of Authorized Signatory

Name of Authorized Signatory

Title of Authorized Signatory

EXHIBIT 2

FORM OF DEBENTURE

D001

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE JULY 16, 2002.

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW. NO INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED OR DISPOSED OF WITHOUT (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE UNITED STATES STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION, (B) RECEIPT BY THE CORPORATION OF AN ACCEPTABLE LEGAL OPINION STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, OR (C) THE CORPORATION OTHERWISE SATISFYING ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION. NEITHER THE OFFERING OF SUCH SECURITIES NOR ANY RELATED MATERIALS HAVE BEEN REVIEWED OR APPROVED BY ANY U.S. FEDERAL OR STATE REGULATORY AUTHORITY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VISTA GOLD CORP.

UNSECURED CONVERTIBLE DEBENTURE

March 15, 2002 Principal Amount: U.S.$

1. Interpretation

This Debenture and defined terms used herein will be governed and interpreted by the provisions set out in Schedule "A" hereto, which are incorporated into and form part of this Debenture.

2. Promise to Pay

For value received Vista Gold Corp. (the "Corporation"), a body corporate organized under the laws of the Yukon Territory, having an office at Suite 5, 7961 Shaffer Parkway, Littleton, Colorado U.S.A. 80127 will on the Maturity Date pay to or to the order of:

[Insert name and address of registered holder of Debenture]

(the "Debentureholder"), at such place as may from time to time be designated by the Debentureholder, the Principal Amount, and all interest and other monies which may be or become owing hereunder and which have not previously been paid.

3. Interest

The Corporation will pay interest on the Principal Amount outstanding at any time at a rate of 1.0% per annum from and including the date of this Debenture, to but excluding the earliest of:

(a) if the Debentureholder exercises its right to convert the Debenture in whole pursuant to Section 6.1, the Conversion Date;

(b) if the automatic conversion of the Debenture is triggered pursuant to Section 6.2, the Automatic Conversion Date;

(c) if the Debentureholder requires the Corporation to redeem the Debenture in whole pursuant to Section 7.1, the Retraction Date; and

(d) the Maturity Date,

unless, upon due presentation, payment of the Principal Amount of the Debenture is withheld or refused. Subject to Sections 6.3 and 7.4, interest will be paid in arrears on the Maturity Date.

The amount of interest payable on the Debenture on the Maturity Date, the Conversion Date or the Retraction Date will be calculated by multiplying the Principal Amount of the Debenture, or the Principal Amount to be converted or redeemed, as the case may be, by 1.0%, dividing the product so obtained by the number of days in the calendar year, and multiplying the quotient by the actual number of days from and including the date of this Debenture, to but excluding the Maturity Date, Conversion Date or Retraction Date.

4. Rank

This Debenture and the indebtedness created hereby constitutes a direct and unsecured obligation of the Corporation ranking pari passu with all other present and future unsecured and unsubordinated debt of the Corporation, including all other debentures issued by the Corporation on the date hereof.

5. Covenants of the Company

5.1 General Covenants. In addition to the covenants to repay the Principal Amount and to pay interest thereon as provided in this Debenture, the Corporation covenants and agrees with the Debentureholder until the earliest of:

(a) if the Debentureholder exercises its right to convert the Debenture in whole pursuant to Section 6.1, the Conversion Date;

(b) if the automatic conversion of the Debenture is triggered pursuant to Section 6.2, the Automatic Conversion Date;

(c) if the Debentureholder requires the Corporation to redeem the Debenture in whole pursuant to Section 7.1, the Retraction Date; and

(d) the date the Principal Amount and accrued and unpaid interest has been paid in full;

the Corporation will:

(e) duly and punctually perform and carry out all of the acts or things to be done by it, and perform all covenants required to be performed by it, as provided in this Debenture;

(f) use commercially reasonable efforts to obtain the Shareholder Approval at the Meeting;

(g) use commercially reasonable efforts to prepare, file and have declared effective the Registration Statement with the SEC within six months from the date hereof;

(h) use commercially reasonable efforts to maintain the listing of the Common Shares on The Toronto Stock Exchange and the American Stock Exchange; and

(i) use commercially reasonable efforts to maintain its status as a reporting issuer under applicable securities legislation in the Provinces of British Columbia, Alberta and Ontario and as a registrant with the SEC.

5.2 To Give Notice of Event of Default. When any Event of Default has occurred and is continuing, the Corporation will deliver to the

Debentureholder by hand delivery or facsimile transmission a notice signed by an authorized officer of the Corporation specifying such event, notice or other action within five business days of its occurrence unless such Event of Default will have been cured or waived within such period.

6. Conversion of Debenture

6.1 Conversion Privilege. Subject to and upon compliance with the provisions of this Article 6, the Debenture or any portion of the Principal Amount thereof which is U.S.$1,000 or an integral multiple of U.S.$1,000 may, at the option of the Debentureholder, at any time from the date the Principal Amount is released to the Corporation by the Escrow Agent, up to the close of business on the last business day immediately prior to the earlier of:

(a) if the automatic conversion of the Debenture is triggered pursuant to Section 6.2, the Automatic Conversion Date;

(b) if the Debentureholder requires the Corporation to redeem the Debenture in whole pursuant to Section 7.1, the Retraction Date; and

(c) the Maturity Date,

be converted into Debenture Units at the Conversion Price. The date of receipt by the Corporation of the Debenture and a notice of conversion delivered to the Corporation pursuant to Section 6.3 is referred to herein as the "Conversion Date".

6.2 Automatic Conversion. The Debenture will, without further action on the part of the Debentureholder, automatically be converted into

Debenture Units at the Conversion Price on the date the Registration Statement is declared effective by the SEC. This date is referred to herein as the "Automatic Conversion Date".

6.3 Conversion Procedure. In order to exercise the conversion privilege, the Debentureholder must surrender the Debenture to the Corporation at its principal office in Littleton, Colorado (or the registered office of the Corporation, if it no longer has its principal office in Littleton, Colorado), accompanied by written notice (which will be irrevocable) signed by such holder, stating (i) that the holder elects to convert the Debenture, or a stated portion of the Principal Amount thereof constituting an integral multiple of U.S.$1,000, to Debenture Units, and (ii) the name or names (with addresses) in which the certificates for Debenture Shares and Debenture Warrants issuable on such conversion will be issued.

Within five business days of the Automatic Conversion Date, the Corporation will deliver to the Debentureholder by hand delivery or facsimile transmission a written notice signed by an authorized officer of the Corporation stating (i) that the Automatic Conversion Date has occurred and (ii) that the Corporation will issue certificates for the Debenture Shares and Debenture Warrants issuable on conversion of the Debenture in the name (and address) of the Debentureholder as shown on the cover page of this Debenture, unless within five business days of the date of the notice the Debentureholder requests that such Debenture Shares and Debenture Warrants be issued in another name (and address) or other names (and addresses). Upon receipt of such notice by the Debentureholder, the Debentureholder will surrender the Debenture to the Corporation at its principal office in Littleton, Colorado (or the registered office of the Corporation, if it no longer has its principal office in Littleton, Colorado).

The Debentureholder may only require the Corporation to issue Debenture Shares or Debenture Warrants to a person or persons other than the Debentureholder upon a conversion of the Debenture, or a stated portion of the Principal Amount thereof, after 12:00 a.m. (midnight) on July 16, 2002, unless such issuance prior to that time is permitted under applicable securities legislation. If any of the Debenture Shares or Debenture Warrants to be issued hereunder are to be issued to a person or persons other than the Debentureholder such request will be accompanied by payment to the Corporation of any tax which may be payable by reason of the transfer and if requested by the Corporation, a legal opinion acceptable to the Corporation acting reasonably stating that such issuance is permitted under applicable securities legislation.

The surrender of the Debenture to the Corporation will be deemed to constitute a contract between the Debentureholder and the Corporation whereby: (i) the Debentureholder subscribes for the number of Debenture Shares and Debenture Warrants which it will be entitled to receive on such conversion; (ii) the Debentureholder releases the Corporation from all liability thereon or from all liability with respect to that portion of the Principal Amount thereof to be converted, as the case may be; and (iii) the Corporation agrees that the surrender of the Debenture for conversion constitutes full payment of the subscription price for the Debenture Shares and Debenture Warrants issuable upon such conversion.

Within five business days after the Conversion Date or the Automatic Conversion Date, as the case may be, the Corporation will issue or cause to be issued and deliver or cause to be delivered to the Debentureholder, or on its written order, a certificate or certificates in the name or names of the person or persons specified in accordance with this Section 6.3 for the number of Debenture Shares and Debenture Warrants deliverable upon the conversion of such Debenture (or if the case of the exercise of the conversion privilege, the specified portion of the Principal Amount thereof to be converted). This conversion will be deemed to have been effected immediately prior to the close of business on the Conversion Date or the Automatic Conversion Date, as the case may be, and at such time the rights of the Debentureholder, either as holder of the Debenture or as holder of that portion of the Principal Amount of the Debenture to be converted, as the case may be, will cease and the person or persons in whose name or names any certificates for Debenture Shares and Debenture Warrants will be deliverable upon such conversion will be deemed to have become on such date the holder or holders of record of the Debenture Shares and Debenture Warrants represented thereby; provided, however, that no such surrender on any date when the share transfer registers for Common Shares of the Corporation are closed will be effective to constitute the person or persons entitled to receive the Debenture Shares and Debenture Warrants upon such conversion as the holder or holders of record of such Debenture Shares and Debenture Warrants on such date, but such surrender will be effective to constitute the person or persons entitled to receive such Debenture Shares and Debenture Warrants as the holder or holders of record thereof for all purposes on the next succeeding day on which such share transfer registers are open.

The certificates evidencing the Debenture Shares and Debenture Warrants issuable upon conversion of this Debenture will bear the legends set out on the cover page of this Debenture, unless the Corporation receives advice from legal counsel that such legend is not required.

The Corporation will pay to the Debentureholder, by way of a cheque issued concurrently with the certificate for the Debenture Shares and Debenture Warrants issuable on conversion, the amount of any interest accrued up to the Conversion Date on the Debenture or that portion of the Principal Amount to be converted, as the case may be.

If in the case of the exercise of the conversion privilege the Debenture is to be converted in part only, upon surrender of the Debenture the Debentureholder will be entitled to receive, without expense, one or more new Debentures for the unconverted portion of the Principal Amount.

6.4 No Fractional Debenture Shares or Debenture Warrants. Notwithstanding anything herein contained, the Corporation will not be required to issue fractional Debenture Shares and Debenture Warrants upon the conversion of the Debenture in whole or in part. If the number of Debenture Shares or Debenture Warrants upon conversion or automatic conversion of the Debenture is not a whole number, then the number of such Debenture Shares and Debenture Warrants will be rounded down to the nearest whole number.

6.5 Adjustment of the Conversion Price. The Conversion Price will be subject to adjustment from time to time as follows:

(a) If and whenever at any time after the date hereof the outstanding Common Shares of the Corporation are subdivided, redivided or changed into a greater, or reduced, combined or consolidated into a lesser, number of shares or reclassified into different shares, any holder of Debentures who has not exercised his or her right of conversion prior to the effective date of such subdivision, redivision, change, reduction, combination, consolidation or reclassification will be entitled to receive and will accept, upon the exercise of such right at any time on such effective date or thereafter, in lieu of the number of Common Shares to which it was theretofor entitled upon conversion at the Conversion Price, the aggregate number of shares of the Corporation that such Debentureholder would have been entitled to receive as a result of such subdivision, redivision, change, reduction, combination, consolidation or reclassification if, on the effective date thereof, he or she had been the registered holder of the number of Common Shares to which it was theretofor entitled upon conversion.

(b) If and whenever at any time after the date hereof the Corporation issues additional Common Shares (or securities convertible into Common Shares) to the holders of all of its outstanding Common Shares by way of a stock dividend or other distribution, other than a stock dividend to holders of Common Shares who exercise an option to receive in the ordinary course equivalent dividends in Common Shares in lieu of receiving cash dividends, the Conversion Price will be adjusted immediately after the record date for such stock dividend or other distribution by multiplying the Conversion Price in effect on such record date by a fraction of which the numerator will be the total number of Common Shares outstanding on the record date and of which the denominator will be the total number of Common Shares outstanding on the record date plus the number of additional Common Shares which will result from the stock dividend or other distribution (assuming for this purpose that all Common Shares issuable upon the exercise of the conversion rights of the securities convertible into Common Shares had been issued). Any dividend or distribution on the Common Shares of the Corporation in Common Shares will be deemed to have been issued or made immediately prior to the time of the record date for such dividend or distribution for the purposes of calculating the number of outstanding Common Shares under Subsection (c) below.

(c) If and whenever at any time after the date hereof the Corporation makes a distribution to all holders of its Common Shares of:

(i) shares of any class not included in the definition of Common Shares;

(ii) evidences of its indebtedness; or

(iii) assets (excluding cash dividends or distributions, and dividends or distributions referred to in Subsection (b) above and stock dividends to holders of Common Shares who exercise an option to receive in the ordinary course equivalent dividends in Common Shares in lieu of receiving cash dividends);

then in each such case the Conversion Price will be adjusted immediately after the record date for the making of such distribution so that it will equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator will be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the fair market value (as determined by the board of directors, whose determination will be conclusive, and subject to the approval of The Toronto Stock Exchange) of said shares or evidences of indebtedness or assets or options, rights or warrants so distributed, and of which the denominator will be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price. Common Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of any such computation. Such adjustment will be made successively as of any such record date. To the extent that such distribution is not so made, the Conversion Price will be readjusted to the Conversion Price which would then be in effect based upon the said shares, evidences of indebtedness or assets actually distributed.

(d) No adjustments of the Conversion Price will be made pursuant to Subsections (b) and (c) above if the Debentureholder is permitted, subject to the approval of The Toronto Stock Exchange, to participate in such dividend or distribution on the Common Shares, as the case may be, as though and to the same effect as if the Debentureholder had converted its Debentures into Common Shares prior to the record date for such dividend or distribution, as the case may be.

(e) In any case in which this Article 6 will require that an adjustment will become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event (i) issuing to the Debentureholder, if the Debenture is converted in whole or in part after such record date and before the occurrence of such event, the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event over and above the Common Shares issuable upon such conversion before giving effect to such adjustment and (ii) paying to the Debentureholder cash in lieu of any fractional interest to which it is entitled pursuant to Section 6.3; provided, however, that the Corporation will deliver to the Debentureholder an appropriate instrument evidencing such holder's rights to receive such additional Common Shares and such cash, upon the occurrence of the event requiring such adjustment.

(f) No adjustment in the Conversion Price will be required unless such adjustment would require an increase or decrease of at least one percent in such price; provided, however, that any adjustments which by reason of this Subsection (f) are not required to be made will be carried forward and taken into account in any subsequent adjustment.

6.6 Certificate as to Adjustment. The Corporation will from time to time immediately after the occurrence of any event which requires an adjustment in the Conversion Price as provided in this Article 6, deliver an officer's certificate to the Debentureholder specifying the nature of the event requiring the adjustment and the amount of the adjustment thereby necessitated and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, and specifying the Conversion Price after adjustment.

6.7 Notice to Debentureholder of Certain Events. In the event that:

(a) the Corporation will offer for subscription pro rata to all the holders of its Common Shares any additional shares of any class of securities convertible into or exchangeable for Common Shares or will issue any other options, rights or warrants to all of such holders;

(b) there will be a reclassification or change of the Common Shares of the nature referred to in Section 6.7 or an amalgamation or merger of the Corporation with or into any other corporation or a sale, transfer or other disposition of all or substantially all of the assets of the Corporation; or

(c) there will be a voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, in each such case, the Corporation will give written notice to the Debentureholder of the action proposed to be taken and the date on which:

(d) the books of the Corporation will close or a record will be taken for such subscription rights or other options, rights or warrants; or

(e) such reclassification, change, amalgamation, merger, sale, transfer or other disposition, dissolution, liquidation or winding-up will take place,

as the case may be, provided that the Corporation will only be required to specify in such notice such particulars of such action as will have been fixed and determined at the date on which such notice is given. Such notice will also specify the date as of which the holders of Common Shares of record will participate in such subscription rights or other options, rights or warrants, or will be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, change, amalgamation, merger, sale, transfer or other disposition, dissolution, liquidation or winding-up as the case may be. Such notice will be given, not less than 30 days, prior to the record date or the date on which the Corporation's transfer books are to be closed with respect thereto.

6.8 Reclassifications, Reorganizations, etc. In case of any reclassification or change of the Common Shares (other than a change as a result of a subdivision or consolidation), or in case of any amalgamation of the Corporation with, or merger of the Corporation into, any other corporation (other than an amalgamation or merger in which the Corporation is the continuing corporation and which does not result in any reclassification or change, other than as aforesaid, of the Common Shares), or in case of any sale, transfer or other disposition of all or substantially all of the assets of the Corporation, the Corporation or the corporation formed by such amalgamation or the corporation into which the Corporation will have been merged or the corporation which will have acquired such assets, as the case may be, will execute and deliver to the Debentureholder an indenture providing that the holder will have the right thereafter (until the expiration of the conversion right of the Debenture) to convert such Debenture into the kind and amount of shares and other securities and property receivable upon such reclassification, change, amalgamation, merger, sale, transfer or other disposition by a holder of the number of Common Shares into which the Debenture might have been converted at the Conversion Price immediately prior to such reclassification, change, amalgamation, merger, sale, transfer or other disposition. Such indenture will provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in this Article 6. The above provisions of this Section 6.7 will similarly apply to successive reclassifications, changes, amalgamations, mergers, sales, transfers or other dispositions.

6.9 Cancellation of Debentures. All Debentures surrendered for conversion or automatically converted in accordance with this certificate will be cancelled by the Corporation and, subject to Section 6.2, no Debenture will be issued in substitution therefor.

7. Retraction of Debenture by Debentureholder

7.1 Retraction Right. If the Registration Statement is not declared effective on or before September 15, 2002, subject to and upon compliance with the provisions of this Article 7 the Debentureholder will have the right at its option to require the Corporation to redeem the Debenture either in whole or in part at the Redemption Price prior to the Maturity Date, by written notice to that effect, together with this Debenture, delivered to the Corporation at any time from September 15, 2002 up to the close of business on the last business day prior to the Maturity Date. The notice of retraction of the Debenture will set out:

(a) if the Debentureholder requires the Corporation to redeem the Debenture in part only, that part of the Principal Amount thereof to be so redeemed; and

(b) the date on which the retraction will be effected which will be not less than 30 days and not more than 45 days after the date of such notice and will, in any event, be prior to the Maturity Date.

The date of receipt by the Corporation of the Debenture and such notice is referred to herein as the "Retraction Date".

7.2 Partial Retraction of Debentures. In the event that the Debenture becomes subject to redemption in part only, upon surrender of the Debenture for payment of the Redemption Price, the Corporation will execute and deliver without charge to the Debentureholder or upon its order one or more new Debentures for the unredeemed part of the Principal Amount of the Debenture so surrendered. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this Article 7 will be deemed to include any part of the Principal Amount of any Debenture which in accordance with the foregoing provisions has been subject to redemption.

7.3 Debentures Due on Retraction Date. If notice is given pursuant to Section 7.1, all or the applicable portion of the Debenture so called for redemption will thereupon be and become due and payable at the Redemption Price, on the Retraction Date, in the same manner and with the same effect as if it were the Maturity Date, anything herein to the contrary notwithstanding, and from and after such Retraction Date, if the monies necessary to redeem the Debenture will have been provided to the Debentureholder pursuant to Section 7.4, such Debenture so called for redemption will thereupon become null and void and will for all purposes be considered to be discharged and cancelled.

7.4 Surrender of Debentures for Payment and Cancellation. If the Principal Amount due under the Debenture becomes payable by redemption as provided in this Article 7 before the Maturity Date, the Debentureholder must present the Debenture for payment and cancellation at the office of the Corporation set out in Section 14 of this Debenture. The Corporation will make payment of the Redemption Price by cheque payable to the order of the Debentureholder and negotiable at par at Littleton, Colorado.

8. Default and Enforcement

8.1 Events of Default. Each of the following events constitutes, and is herein sometimes referred to as, an "Event of Default":

(a) if the Corporation makes default in the payment of the Principal Amount of the Debenture when the same becomes due under any provision hereof, either at maturity or otherwise;

(b) if the Corporation makes default in the payment of any interest due on the Debenture and any such default continues for a period of three business days after notice in writing of such default has been given to the Corporation by the Debentureholder;

(c) if the Corporation defaults in observing or performing any other covenant or condition in this Debenture on its part to be observed or performed and if such default continues for a period of ten business days after notice in writing of such default has been given to the Corporation by the Debentureholder;

(d) if the Corporation is at any time in default in respect of any indebtedness for money borrowed on which there is then outstanding a principal amount in excess of U.S.$1,000,000 (when all such indebtedness in default is aggregated) and either:

(i) such default consists of a failure to make any payment of principal when due and such default continues after the applicable grace period, if any, specified in the instrument relating to the indebtedness; or

(ii) such default results in the acceleration of the indebtedness so that it becomes due and payable prior to its stated maturity;

provided, however, that if such default will have been remedied or cured by the Corporation or waived by the holders of such indebtedness for money borrowed, then, notwithstanding anything to the contrary contained herein, the Event of Default hereunder by reason thereof will be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of the Debentureholder;

(e) the making by the Corporation of an assignment for the benefit of its creditors, the filing by it of a petition for the declaration of its own bankruptcy, the consenting by it to the institution of, or the granting by a court of, bankruptcy or other insolvency proceedings against it, the admission by the Corporation to some or all of its creditors at a meeting or by other means of communication that it is insolvent or the commencement by the Corporation of any proceedings relative to overdue indebtedness of the Corporation under any reorganization, arrangement, compromise, adjustment or postponement of debt, dissolution, winding-up, composition or liquidation law or statute of any jurisdiction, whether now or hereafter in effect including the commencement by the Corporation of any proceedings with respect to a compromise or arrangement under the Companies Creditors Arrangement Act (Canada) (or any legislation substituted therefor) or similar legislation of any other jurisdiction; or

(f) the making of an order or judgement by a court having jurisdiction adjudging the Corporation bankrupt or insolvent or ordering the winding-up or liquidation or rearrangement of its affairs, or the seizure or attachment of all or a substantial part of the Corporation's property at the instance of a creditor, or the appointment of a person to take possession or control under an agreement subjecting property of the Corporation to a security interest or pursuant to an order of any court having jurisdiction over all or a substantial part of the property of the Corporation, such person to include a receiver, a receiver-manager, an agent, a sequestrator, a trustee under a trust indenture, a creditor in possession or any person or corporation authorized to act on their behalf; provided that such order, judgement, seizure or attachment remains in force or such taking of possession or control continues in effect for a period of 30 days.

8.2 Acceleration on Default. In case any Event of Default has occurred and is continuing the Debentureholder may, in its discretion, by notice in writing to the Corporation declare the Principal Amount and interest on the Debenture which would have been payable if the Corporation had redeemed the Debenture in whole on the date of such declaration, and all other monies outstanding hereunder, to be due and payable and the same will forthwith become immediately due and payable, anything therein or herein to the contrary notwithstanding, and the Corporation will forthwith pay to the Debentureholder the Principal Amount, and accrued and unpaid interest and interest on amounts in default on the Debenture, from the date of the said declaration until payment in full is made and received.

8.3 Remedies Cumulative. No remedy conferred upon the Debentureholder is intended to be exclusive of any other remedy, but each and every such remedy will be cumulative and will be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

8.4 Immunity of Shareholders, Directors and Officers. The obligations on the part of the Corporation expressed herein are solely corporate obligations and no action, suit or proceeding will be instituted or maintained in respect thereof against any past, present or future incorporator, shareholder, director or officer of the Corporation, either directly or through the Corporation or otherwise.

9. Successor Companies

9.1 Certain Requirements in Respect of Mergers, etc. The Corporation shall not, directly or indirectly, sell, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other corporation and shall not amalgamate or merge with or into any other corporation (any such other corporation being herein referred to as a "Successor Company") unless:

(a) the Successor Company shall execute, prior to or contemporaneously with the consummation of any such transaction, a Debenture supplemental hereto together with such other instruments as are satisfactory to the Debentureholder and in the opinion of counsel are necessary or advisable to evidence the assumption by the Successor Company of the due and punctual payment of the Debenture and the interest thereon and all other moneys payable hereunder and the covenant of the Successor Company to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Debenture;

(b) such transaction shall to the satisfaction of the Debentureholder and in the opinion of counsel be upon such terms as substantially to preserve and not impair any of the rights and powers of the Debentureholder hereunder; and

(c) no condition or event shall exist as to the Corporation or the Successor Company either at the time of or immediately after the consummation of any such transaction and after giving full effect thereto or immediately after the Successor Company complying with the provisions of Subsection 9.1(a) above which constitutes or would constitute an event of default hereunder.

9.2 Vesting of Powers in Successor. Whenever the conditions of Section 9.1 have been duly observed and performed the Successor Company shall possess and from time to time may exercise each and every right and power of the Corporation under this indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Debenture required to be done or performed by any directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such Successor Company.

10. Debentureholder May Pay or Perform

The Debentureholder may but will not be obliged to pay and satisfy any monies or do any acts or things which the Corporation is required to do hereunder or under any security ranking in priority hereto upon the Corporation's failure to do so and the amount so paid or the costs and expenses so incurred will be repayable by the Corporation forthwith and will bear interest at the rate provided for on the Principal Amount.

11. Waivers and Consents

The Debentureholder may waive any breach or default by the Corporation under this Debenture. No waiver or consent granted by the Debentureholder will bind the Debentureholder unless it is in writing. Any waiver or consent given by the Debentureholder or any failure on its part to exercise any of its rights hereunder will be limited to the particular instance.

12. No Merger or Novation

Neither the taking of any judgment nor the exercise of any power of seizure or sale arising therefrom will operate to extinguish the obligation of the Corporation to pay the principal and other moneys outstanding under this Debenture and will not operate as a merger of any covenant in this Debenture, and the acceptance of any payment or security will not constitute or create a novation, and the taking of a judgment or judgements under a covenant herein contained will not operate as a merger of those covenants.

13. Release and Discharge

When the Corporation duly pays the Debentureholder the Principal Amount together with all other moneys which may become owing pursuant to this Debenture, or issues to or to the order of the Debentureholder the Debenture Shares and Debenture Warrants issuable upon conversion of this Debenture, this Debenture will cease and become null and void and will for all purposes be considered to be discharged and cancelled, and none of the provisions of this Debenture shall survive such discharge and cancellation.

14. Debentures Non-Assignable

In no circumstances may the Debentureholder assign, transfer or convey any or all of its right, title or interest in this Debenture. This Debenture is not a "negotiable instrument" within the meaning of the Uniform Commercial Code in effect in the State of Colorado or any other jurisdiction, or within the meaning of any other applicable law.

15. Notices

Notices may be given to either the Corporation or the Debentureholder by personal service or facsimile transmission (telecopier) addressed to the other at its address as follows:

if to the Corporation:

Vista Gold Corp.
Suite 5, 7961 Shaffer Parkway
Littleton, Colorado U.S.A. 80127

Attention: President

Telecopier: (720) 981-1186

if to the Debentureholder:

to the address noted on the cover page hereof

or to such other address or telecopier number as either party may advise the other. Any notice properly given will be deemed to have been received if delivered when delivered, and if telecopied, on the day following the day on which it was sent. Either the Corporation or the Debentureholder may give written notice of change of address in the same manner, in which event such notice will thereafter be given to it as above provided at such changed address.

Dated at Littleton, Colorado as of the date noted on the cover page hereof.

VISTA GOLD CORP.

By:

Authorized Signatory

SCHEDULE "A"

1. Interpretation

The following rules will be applied in interpreting the Debenture:

(a) Unless otherwise stated a reference to a numbered or lettered section or subsection refers to the section or subsection bearing that number or letter in the Debenture.

(b) The Debenture will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(c) If a provision of the Debenture is wholly or partially invalid, the Debenture will be interpreted as if the invalid provision had not been a part hereof.

(d) Words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and words importing individuals shall include firms and corporations and vice versa.

(e) The headings of the sections of the Debenture have been inserted for reference only and do not define, limit, alter or enlarge the meaning of any provision of the Debenture.

(f) All sums of money to be paid or calculated pursuant to the Debenture will be calculated and paid in United States currency.

2. Definitions

In the Debenture, the following terms shall have the following meanings:

(a) "Automatic Conversion Date" means the date the Registration Statement is declared effective by the SEC.

(b) "Common Shares" means, subject to the provisions of Section 6.8, common shares without par value of the Corporation as such common shares exist at the close of business on the date of any determination or common shares resulting from a subdivision or consolidation thereof, or from successive such subdivision or consolidations, in any case without other change or reclassification.

(c) "Conversion Date" means the date of receipt by the Corporation of the Debenture and a notice of conversion delivered by the Debentureholder pursuant to Section 6.3 of the Debenture.

(d) "Conversion Price" means U.S.$0.0513, as adjusted pursuant to Section 6.5 of the Debenture.

(e) "Current Market Price" means an amount equal to the weighted average trading price per share (or, if no trades occur on any day, the mean between the closing bid and asked quotations on such day) of the Common Shares on The Toronto Stock Exchange for the 20 trading days prior to the relevant notice date, relevant interest payment date, the Maturity Date, or the date upon which any computation pursuant to Subsection 6.5(c) of the Debenture is to be made, as the case may be, or if the Common Shares are not listed on The Toronto Stock Exchange on the date the determination is to be made, on such stock exchange on which the Corporation Shares are listed as may be selected for such purpose by the directors or, if the Common Shares are not listed on any stock exchange, a price determined by the directors and approved by an independent, qualified investment dealer who is a member of The Toronto Stock Exchange and who is selected by the Corporation for that purpose.

(f) "Debenture" means the debenture in the Principal Amount issued by the Corporation to the Debentureholder on the date noted on the cover page hereof, and if the same is subdivided into a number of debentures, or if a portion of the Debenture is redeemed so that one or more debentures with an aggregate principal sum of less than the Principal Amount is then outstanding, means such subdivided debenture or debenture in lesser aggregate amount then outstanding.

(g) "Debenture Share" means a Common Share which forms part of each Debenture Unit.

(h) "Debenture Unit" means a unit of the Corporation consisting of one Debenture Share and one Debenture Warrant.

(i) "Debenture Warrant" means a common share purchase warrant of the Corporation which forms part of each Debenture Unit, is exercisable to acquire one Common Share at U.S.$0.075 per share, as adjusted to reflect any adjustment to the Conversion Price pursuant to the terms of this Debenture prior to the date such warrant is issued and as adjusted under the terms of such warrant, at any time until March 14, 2007, and is in the form attached to the Debenture as Schedule "B".

(j) "Escrow Agent" means Sun Trust Bank or such other escrow agent that is appointed by the Corporation and Global Resource Investments Ltd. to hold the Principal Amount and the principal amount of other debentures issued by the Corporation on the date hereof.

(k) "Event of Default" means an event referred to in Section 8.1 of the Debenture.

(l) "Maturity Date" means the earlier of (i) the date of the Meeting, if the Shareholder Approval is not obtained at the Meeting, and (ii) September 15, 2003.

(m) "Meeting" means the annual general meeting of the shareholders of the Corporation to be held in April 2002.

(n) "Principal Amount" means the principal amount of this Debenture noted on the cover page hereof less the portion thereof that has been repaid by the Corporation on any partial redemption of the Debenture, and if the Debenture has been subdivided, means such amount divided by the number of Debentures then outstanding.

(o) "Redemption Price" means a price equal to the Principal Amount of the Debenture to be redeemed, together with accrued and unpaid interest on the Principal Amount of the Debenture or part thereof so redeemed to but not including the Retraction Date (if the Debentureholder requires the Corporation to redeem the Debenture in whole or in part pursuant to Section 7.1 of the Debenture).

(p) "Retraction Date" means the date on which redemption of the Debenture will be effected, as set out in the notice delivered pursuant to Section 7.1 of the Debenture.

(q) "Registration Statement" means a registration statement under the U.S. Securities Act relating to the Debentures, the Debenture Shares, the Debenture Warrants and the Warrant Shares.

(r) "SEC" means the United States Securities and Exchange Commission.

(s) "Shareholder Approval" means the shareholder approval to be sought by the Corporation at the Meeting for the conversion of the Debentures, the issuance of the Debenture Shares and Debenture Warrants on conversion of the Debentures, and the issuance of the Warrant Shares issuable on the exercise of the Debenture Warrants, as required by The Toronto Stock Exchange and any other applicable regulatory authorities.

(t) "U.S. Securities Act" means the Securities Act of 1933, as amended, of the United States of America.

Schedule "B"

[FORM OF DEBENTURE WARRANT]